09040026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

AS 3/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[redacted]

8-3368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Suite 300
(No. and Street)

Boston	MA	02109-4069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hunnibell Kennedy — 617/ 542-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shah & Company CPA
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue	Cranston	RI	02920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 10 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/27

OATH OR AFFIRMATION

I, Paul F. Testa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthur W. Wood Company, Inc. and Subsidiary, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN HUNNIBELL KENNEDY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 26, 2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHAH & COMPANY
CERTIFIED PUBLIC ACCOUNTANT
1615 PONTIAC AVENUE
CRANSTON, RI 02920
(401) 738-6200
FAX (401) 738-6223

NITA J. SHAH, MBA, CPA

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company) as of December 31, 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 29, 2009

Shah & Company

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 6,380
Deposit with clearing organization	50,000
Receivables - brokers and dealers	22,526
- officers	28,500
- other	5,633
Securities owned:	
Marketable, at market value	1,500
Not readily marketable, at estimated fair value	-
Furniture and office equipment, at cost, less accumulated depreciation of $3,497	3,617
Other assets	
Deferred income taxes	82,844
Miscellaneous	17,052
	$218,052

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable	$ 1,155
Accrued expenses and other liabilities	59,701
	60,856
Stockholders' equity	
Common stock, $50 par value; 2,000 shares authorized and issued, 525 shares outstanding	100,000
Additional paid-in capital	85,700
Retained earnings	186,757
	372,457
Less common stock in treasury, 1,475 shares at cost	(215,261)
Total Stockholders' Equity	157,196
	$ 218,052

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2008

REVENUES	
Commissions	$ 407,949
Interest and dividends	1,194
Investment advisory fees	129,902
Gain on sale of assets	320,357
Other income	21,375
	$ 880,777
EXPENSES	
Stockholders/Officers compensation	$ 156,719
Employee compensation and benefits	261,165
Clearance charges paid to brokers	52,129
Communications	27,279
Occupancy and equipment costs	130,053
Travel costs	7,628
Regulatory fees and expenses	7,408
Taxes, other than income taxes	25,521
Other operating expenses	55,863
	723,765
INCOME BEFORE PROVISION FOR INCOME TAXES	157,012
PROVISION FOR INCOME TAXES	
Current	1,020
Deferred	58,108
Total income taxes provision	59,128
NET INCOME	$ 97,884

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 97,884
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	145
Net (increase) decrease in	
Deposit with clearing organization	-
Receivables -brokers and dealers	(19,471)
- officer	(5,411)
- other	(5,633)
Securities owned	-
Membership in exchanges	14,000
Other assets	
Deferred income taxes	58,108
Miscellaneous	(12,030)
Net (decrease) increase in	
Income taxes payable	50
Accrued expenses	3,200
NET CASH PROVIDED BY OPERATING ACTIVITIES	130,842
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(3,762)
NET CASH USED BY INVESTING ACTIVITIES	(3,762)
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of treasury stock	(137,820)
NET CASH USED BY FINANCING ACTIVITIES	(137,820)
NET DECREASE IN CASH	(10,740)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,120
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,380
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 31
Taxes paid	$ 969

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2008

	Capital Stock Common Stock	Additional Paid - In Capital	Retained Earnings	Treasury Stock
Balances at January 1, 2008	$ 100,000	$ 85,700	$ 88,873	$ (77,441)
Net Income	-	-	97,884	-
Purchase of Company's 139 shares	-	-	-	(137,820)
Balances at December 31, 2008	$ 100,000	$ 85,700	$ 186,757	$(215,261)

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS

December 31, 2008

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $50 par value common stock. The Company accounts for its treasury stock transactions under the cost method. At December 31, 2008, on average-cost basis, 1,475 shares valued at $145.94 are in treasury stock.

In order to qualify to sell certain insurance related products, the Company in 1988 created a wholly-owned subsidiary for the purpose of holding the license required by the state of Massachusetts. All revenues and expenses are reflected in the operation of Arthur W. Wood Company, Inc.

A summary of the Company's accounting policies that affect the more significant elements of the financial statements is presented below.

Basis of presentation – The financial statements have been presented in conformity with U.S. generally accepted accounting principles in accordance with AICPA Audit and Accounting Guide, Brokers and Dealers in Securities.

Cash and cash equivalents – The Company considers all time deposits held in banks with initial terms to maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising expenses – The Company expenses advertising as incurred. Advertising expense was $-0- for the year ended December 31, 2008.

Revenue recognition - Securities transactions with related revenues and expenses are recorded on a settlement date basis, which are generally three business days after trade date. If revenues and expenses were recognized on a trade date basis, it would not be materially different.

Fair value of financial instruments – At December 31, 2008, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts that approximate such values as determined by management's estimates. Realized and unrealized gains and losses on trading account securities are included in statement of income.

Property, equipment and depreciation - Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $145 and accumulated depreciation as of December 31, 2008 was $3,497.

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES– (CONTINUED)

Use of estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange membership – During 2008 Boston Stock Exchange was purchased by NASDAQ Stock Market Inc. and as a result, the Company's exchange membership was redeemed for their pro rata share.

NOTE 2: PERSHING LLC - AGREEMENT

Arthur W. Wood Company, Inc. and Subsidiary has an agreement with Pershing LLC. (Pershing). Under this agreement, Pershing clears transactions on a fully disclosed basis for accounts of the Company and of its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilation regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notified Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, by giving 30 days prior written notice to the other party.

NOTE 3: LOANS TO SHAREHOLDERS

At year ended December 31, 2008, the loan receivable from officers totaled $28,500. These loans are short-term loans, bearing 3 percent interest to be paid back by December 31, 2009.

NOTE 4: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

At December 31, 2008, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $-0-.

NOTE 5: LEASE COMMITMENTS

The Company has entered into a 5-year contract to lease Boston office space beginning March 1, 2008. The Company also leases office space in Maine on a month-to-month basis for an annual rent of $5,400. The Company subleases a portion of its Boston office space on a month-to-month basis having rental income of $9,237 for the year. The net rental expense was $102,230 for the year ending December 31, 2008.

The Company has leased equipment with monthly payments of $380. The total lease expense under these agreements for year ending December 31, 2008 was $4,552.

The Company has obligations under operating leases for annual rentals for office space and equipment at December 31, 2008 as listed below:

Year Ending December 31	
2009	$ 165,674
2010	174,296
2011	175,061
2012	174,379
2013	28,904
	$ 718,314

NOTE 6: INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined based on the enacted rates that are expected to be in effect when differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2008 the Company has an unused net operating loss of approximately $197,894 for federal and $100,188 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the year ending December 31:

Federal		State	
2019	$ 54,211	2010	$ 36,880
2020	78,335	2011	26,120
2021	27,140	2012	37,188
2022	38,208		

NOTE 6: INCOME TAXES –(CONTINUED)

The provision for (benefit of) income taxes for the year ended December 31, 2008 consist of the following:

Current:	
Federal	$ -
State	1,020
Total Current	$ 1,020
Deferred:	
Federal	$ 43,367
State	14,741
Total Deferred	58,108
Total provision for (benefit of) taxes	$ 59,128

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $18,051 which was $13,051 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.37 to 1.

NOTE 8: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing LLC, a clearing agent, on a fully disclosed basis.

NOTE 9: STATEMENT OF MATERIAL INADEQUACIES

There are no material inadequacies found to exist or to have existed since the date of the previous audited report dated January 11, 2008.

SCHEDULE I

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2008

NET CAPITAL		
Total consolidated stockholders' equity		$ 157,196
Deduct stockholders' equity not allowable for net capital		51,184
Total stockholders' equity qualified for net capital		106,012
Add:		
Subordinated borrowings allowable in computation of net capital		
Other (deductions) or allowable credits		-
Deferred income taxes asset		82,844
Total Stockholders' Equity Qualified for Net Capital		23,168
Total capital and allowable subordinated borrowings		
Deductions and/or charges:		
Non-allowable assets:		
Furniture and office equipment, net of accumulated depreciation	$ 3,617	
Other assets	-	
		3,617
Net capital before haircuts on securities positions (tentative net capital)		19,551
Haircuts on securities		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	1,500	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	-	
		1,500
Net capital		$ 18,051

SCHEDULE I - (cont.)

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2008

AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition:		
Payable and accrued expenses		$ 60,856
Total aggregate indebtedness		60,856
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
(6 2/3% of aggregate indebtedness)		4,057
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of)		$ 5,000
Excess net capital		$ 13,051
Excess net capital at 1,000 percent (net capital - 10% of total aggregate indebtedness)		$ 11,965
Ratio: Aggregate indebtedness to net capital		3.37 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5(a) as of December 31, 2008)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 29,804
Items not included in computation:		
Net, audit adjustments	$(11,753)	
Net capital per above		$ 18,051

SCHEDULE II

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

As of December 31, 2008

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer, Pershing LLC, on a fully disclosed basis.

SCHEDULE III

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

All customer transactions are cleared through Pershing LLC at year ended December 31, 2008 on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

SCHEDULE IV

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Schedule of Segregation Requirements and Funds in Segregation for
Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2008

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2008